July 26, 2023

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Tencent Music Entertainment Group Form 20-F for the Year Ended December 31, 2022 Filed April 25, 2023 File No. 001-38751

Attn:	Division of Corporation Finance Office of Technology

VIA EDGAR

Dear Kathryn Jacobson, Robert Littlepage, Tyler Howes and Daniel Morris:

This letter sets forth the responses of Tencent Music Entertainment Group (the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 21, 2023. For the Staff’s convenience, we have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

General Note to the Staff:

The Company respectfully submits in this letter its proposed amendments to the disclosures contained in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 25, 2023 (the “2022 Annual Report”) (with deletions shown as strike-through and additions underlined). The Company undertakes to include the proposed disclosures substantially as set forth below in its annual report on Form 20-F for the fiscal year ending December 31, 2023 (the “2023 Annual Report”), subject to the Staff’s further review and comment with appropriate revisions and updates to reflect the Company’s circumstances at the time when it files the 2023 Annual Report. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Year Ended December 31, 2022

Item 3. Key Information

Condensed Consolidating Schedule, page 4

1. Please recharacterize the WFOE’s economic interest in the VIE as a receivable on the summary balance sheets starting on page 6. We understand that the WFOE does not hold any equity in the VIE. Clarify the Total Equity Section of the summary balance sheets so that capital contributions to the PRC subsidiaries and loans to the VIEs are transparent. Also, revise the summary cash flow data on page 8 to include separate line items and annotations for capital contributions to PRC subsidiaries and loans and principal repayments to/ from the VIEs.

The Company respectfully advises the Staff that it proposes to revise the referenced disclosures in its 2023 Annual Report in the summary balance sheets to change “Investment in VIEs” into “Net assets of VIEs” to better reflect the WFOE’s economic interest in the VIEs. Furthermore, the Company respectfully advises the Staff that Total Equity Section of the summary balance sheets does not include any loans to the VIEs, as any outstanding balances due from/to the VIEs have been disclosed as “Amounts due from subsidiaries and VIEs” and “Amounts due to subsidiaries and VIEs.” The Total Equity Section mainly includes the aforementioned Net assets of VIEs and the Investments in subsidiaries disclosed in the summary balance sheets. With regards to the summary cash flow data, the Company respectfully advises the Staff that it proposes to revise the referenced disclosures as follows (with additions underlined), to include separate line items for capital contributions to PRC subsidiaries and loans and principal repayments to/from the VIEs, if any, in its 2023 Annual Report, with the relevant factual disclosures to be updated as necessary.

Condensed Consolidating Schedule (extracted)

	For the Year Ended December, 2021
	Parent	VIE and its consolidated subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments		Consolidated totals
	(RMB in millions)
Net cash inflow/(outflow) from operating activities	69	(671)	5,628	213	-		5,239
Include: Intercompany services fees	-	(17,743)	17,743	-	-	e	-
Net cash (outflow)/inflow from investing activities	(1,064)	(3,554)	(5,005)	95	3,529		(5,999)
Include: Intercompany advances	-	-	(3,636)	(5)	3,641	f	-
Loans repayments from VIEs to WOFEs	-	-	112	-	(112)	f	-
Net cash (outflow)/inflow from financing activities	(3,571)	3,462	(71)	(1)	(3,529)		(3,710)
Include: Intercompany advances	-	3,636	5	-	(3,641)	f	-
Loans repayments from VIEs to WOFEs	-	(112)	-	-	112	f	-
Net (decrease)/increase in cash and cash equivalents	(4,566)	(763)	552	307	-		(4,470)
Cash and cash equivalents, beginning of the year	5,686	1,397	3,952	93	-		11,128
Exchange differences on cash and cash equivalents	(59)	-	-	(8)	-		(67)
Cash and cash equivalents, end of the year	1,061	634	4,504	392	-		6,591

	For the Year Ended December, 2022
	Parent	VIE and its consolidated subsidiaries	WOFEs	Other subsidiaries	Eliminating adjustments		Consolidated totals
	(RMB in millions)
Net cash inflow/(outflow) from operating activities	59	(17)	7,306	133	-		7,481
Include: Intercompany services fees	-	(16,415)	16,415	-	-	e	-
Net cash inflow/(outflow) from investing activities	2,639	(379)	(3,819)	(1,726)	1,839		(1,446)
Include: Intercompany advances	(1,388)	-	(364)	(56)	1,808	f	-
Loans from WOFEs to VIEs	-	-	(31)	-	31	f	-
Net cash (outflow)/inflow from financing activities	(3,162)	252	(58)	1,388	(1,839)		(3,419)
Include: Intercompany advances	-	364	56	1,388	(1,808)	f	-
Loans from WOFEs to VIEs	-	31	-	-	(31)	f	-
Net (decrease)/increase in cash and cash equivalents	(464)	(144)	3,429	(205)	-		2,616
Cash and cash equivalents, beginning of the year	1,061	634	4,504	392	-		6,591
Exchange differences on cash and cash equivalents	294	-	-	54	-		348
Cash and cash equivalents, end of the year	891	490	7,933	241	-		9,555

For the eliminating adjustments:

e)	The cash flows which have occurred between Tencent Music Entertainment Group, the VIEs and our PRC subsidiaries represents the intercompany services fees which were eliminated at the consolidation level. In 2021 and 2022, the VIEs transferred RMB17,743 million and RMB16,415 million (US$2,380 million), respectively, to our PRC subsidiaries as Service Charge, which were eliminated at the consolidated level.
f)	Represents the elimination of intercompany advances and loans between Tencent Music Entertainment Group, the VIEs and our PRC subsidiaries. The intecompany advances from WOFEs to the VIEs, which were eliminated at consolidated level, amounted to RMB3,636 million and RMB364 million (US$38 million), for the years ended December 31, 2021 and 2022, respectively. The loans payments from/to WOFEs to/from VIEs, which were elimiated at consolidated level, amounted to RMB 112 million and RMB31 million (US$19 million), for the years ended December 31, 2021 and 2022, respectively.

Item 5. Operating and Financial Review and Prospects

5.A. Operating Results, page 109

2. In an overview, please briefly discuss how the Foreign Investment Law could materially affect, directly or indirectly, your operations, organizational structures, activities, and how it would cause reported financial information not to be necessarily indicative of future operating results or future financial condition, should the VIE contractual arrangements be deemed as a form of foreign investment. Refer to Instruction 9 to Item 303(b) of Regulation S-K.

In response to the Staff’s Comments, the Company respectfully advises the Staff that it proposes to add the paragraph below to the referenced disclosures (underneath the paragraph “Unfavorable changes in any of these general conditions could negatively affect demand for our services…”) as follows in future filings of its annual report on Form 20-F (with additions underlined) for as long as the VIE contractual arrangements exist.

“Tencent Music Entertainment Group is a Cayman Islands holding company. It does not engage in operations itself but rather conducts its operations through its PRC subsidiaries, as well as the VIEs through certain contractual arrangements entered into with the VIEs. Though the Foreign Investment Law does not explicitly classify such contractual arrangements as a form of foreign investment, the definition of “foreign investment” under such law is relatively broad and contains a catch-all provision so that foreign investment includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council,” without further elaboration on the meaning of “other means.” Uncertainty remains on how these rules will be interpreted and implemented and whether the Group’s corporate structure could be found to violate current foreign investment rules as we adopt the contractual arrangements with the VIEs to operate certain businesses in which foreign investors are prohibited from or restricted in investing. Furthermore, if future legislations mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, the Group’s current corporate structure, corporate governance and business operations, as well as the Group’s ability to consolidate the VIEs’ results in the Group’s consolidated financial statements, could be materially and adversely affected. For more details, see “Item 3. Key Information—D. Risk Factors— Risks Related to the Group’s Corporate Structure— Uncertainties remain as to the interpretation and implementation of the Foreign Investment Law of the PRC and how it may impact the viability of the Group’s current corporate structure, corporate governance and business operations.”

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues, page 116

3. To the extent material, please describe qualitatively and quantitatively the underlying reasons for changes among offsetting items within revenues from online music services, including advertising revenue among others. Refer to Item 303(b) of Regulation S-K.

In response to the Staff’s Comments, the Company respectfully advises the Staff that it proposes to revise the referenced disclosures as follows in its annual report on Form 20-F for the fiscal year ending December 31, 2023 (with deletions shown as strike-through and additions underlined). Furthermore, the Company respectfully advises the Staff that the referenced disclosures primarily focus on trends in music subscriptions due to their significant contributions to the Company’s online music services revenues and total revenues. It is expected that music subscriptions will continue to constitute the substantial majority of the Company’s online music services revenues in the foreseeable future. The Company also intends to update the disclosures to quantify the decrease in content licensing and distribution revenue between 2021 and 2022 as it was the largest offsetting item to the revenue increase.

“Online music services

Our revenues generated from online music services increased by 8.9% from RMB11,467 million in 2021 to RMB12,483 million (US$1,810 million) in 2022, mainly driven by ~~strong growth~~ an increase in music subscription revenues of RMB1,366 million (US$198 million) in 2022, supplemented by growth in revenues from long-form audio, partially offset by decreases in content licensing and distribution revenues of RMB424 million (US$61 million) and decrease in advertising revenues. Nonetheless, revenues from advertising continued to recover quarter-over-quarter in 2022, as ad-supported mode achieved strong growth. See “Item 4. Information on the Company—4.B. Business Overview—How We Generate Revenues—Advertising Services.” The decrease in content licensing and distribution revenues was mainly due to the restructuring of the agreements with certain music labels from whom we licensed music content. The decrease in advertising revenues were mainly due to regulatory restrictions on advertising format and downturn in market and economic conditions amid the resurgence of the COVID-19 in some major cities in China.”

Non-IFRS Financial Measure, page 118

4. We note that you reported non-IFRS measures, such as Earnings per share for Class A and Class B ordinary shares (Non-IFRS financial measure) and Earnings per ADS (Non-IFRS financial measure) hereunder and the corresponding IFRS measures elsewhere in the filing. In future filings, please present the comparable IFRS measures wherever non-IFRS measures are reported. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

The Company respectfully undertakes that, to the extent it discloses non-IFRS financial measures in future filings of its annual report on Form 20-F, including (i) earnings per share for Class A and Class B ordinary shares and (ii) earnings per ADS, it will also present their respective comparable IFRS measures with equal prominence.

5. Please clarify if the adjustment for amortization to calculate Adjusted Profit relates only to identifiable intangible assets resulting from acquisitions. Additionally, please provide additional context as to the nature of prepayments for music content and disclose why you are including the related amortization as a non-IFRS adjustment.

The Company respectfully advises the Staff that the adjustment for amortization to calculate Adjusted Profit relates to the identifiable assets resulting from business acquisitions, including those intangible assets like domain name, trademark, copyrights etc. and fair value adjustment on music content from purchase price allocation. The Company proposes to revise the referenced disclosures as follows in its 2023 Annual Report (with deletions shown as strike-through and additions underlined). Furthermore, the Company respectfully advises the Staff that the music content resulting from business acquisitions represents the signed contracts for the rights to access to the music content for which the amount was amortized over the contract period. The Company has considered the amortization related to the fair value adjustment on music content resulting from purchase price allocation as non-IFRS adjustment as they arose from business acquisition or combination which were not the ordinary course of business of the Company.

“Notes: (1) Represents the amortization of identifiable assets, including intangible assets such as domain name, trademark, copyrights, supplier resources, corporate customer relationships and non-compete agreement etc., and fair value adjustment on ~~prepayments for~~ music content (i.e., signed contracts obtained for the rights to access to the music contents for which the amount was amortized over the contract period), resulting from business acquisitions or combination.”

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 158

6. We note your statement that you reviewed your register of members and public filings on Schedule 13G made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Submission under paragraph (a) of Item 16I

The Company respectfully advises the Staff that it did not rely on any legal opinions or third-party certifications, such as affidavits, as the basis for its submission under paragraph (a) of Item 16I on Exhibit 15.4 to the 2022 Annual Report (the “Exhibit 15.4”).

As the Company has disclosed in its submission under paragraph (a) of Item 16I in Exhibit 15.4, based on an examination of the Company’s register of members and the public filings on Schedule 13G made by the Company’s shareholders (the “Public Filings”), the Company believes that it had a reasonable basis to conclude that it is not controlled by a foreign government entity. As provided in Exhibit 15.4, as of April 18, 2023, (i) Tencent Holdings Limited (“Tencent”) is the controlling shareholder of the Company, beneficially owning approximately 52.5% of the Company’s total issued and outstanding ordinary shares, and (ii) Spotify AB, as a major shareholder of the Company, beneficially owned approximately 8.2% of the Company’s total outstanding ordinary shares. Additionally, based on publicly available information and the Company’s inquiry to certain shareholder:

(i)	Tencent is a company incorporated in the Cayman Islands whose shares are listed and publicly traded on The Stock Exchange of Hong Kong Limited; Tencent has confirmed to the Company that, based on the notices of disclosure of interests filed by its substantial shareholders pursuant to the Hong Kong Securities and Futures Ordinance, it is not aware that it is currently, or had been as of April 18, 2023, owned or controlled by a PRC governmental entity; and

(ii)	Spotify AB is controlled by Spotify Technology S.A., a company organized under the laws of Luxembourg whose shares are listed and publicly traded on the New York Stock Exchange. Based on public filings of Spotify Technology S.A., it is not owned or controlled by a PRC governmental entity. In support of this conclusion, according to the annual report on Form 20-F for the fiscal year ended December 31, 2022 filed by Spotify Technology S.A. with the Commission on February 2, 2023, Daniel Ek and Martin Lorentzon, co-founders of Spotify, collectively owned approximately 74.3% of the voting power of Spotify Technology S.A.

In addition, since each of the Company’s consolidated subsidiaries is owned, directly or indirectly, by the Company, the Company has relied upon the materials and information as described in the foregoing paragraphs, and did not rely upon additional documentation, to reach its conclusion that none of these subsidiaries is owned or controlled by any foreign government entities. Furthermore, the Company acknowledges that Item 16I(b) requires that the Company provide disclosures for itself and its consolidated foreign operating entities, including the variable interest entities (the “VIEs”). In this regard, the Company respectfully submits that, as disclosed in the 2022 Annual Report, pursuant to certain contractual arrangements with the VIEs, the Company is considered the primary beneficiary of the VIEs under IFRS and therefore consolidates their operating results. Based on publicly available information, the Company’s internal records and its inquiries to all shareholders of the VIEs, the shareholders of the VIEs are either individuals not controlled by any foreign government entities or legal entities that are not owned or controlled by any foreign governmental entities. Therefore, the Company does not consider the VIEs to be owned by any foreign governmental entity, or that any foreign governmental entity has a controlling financial interest in such VIEs.

Based on the above, the Company believes it is reasonable and sufficient to rely on its register of members, the Public Filings, other publicly available information, and inquiry with certain shareholder as to the government ownership or support to form the basis for the Company to draw the conclusion as disclosed in its submission under paragraph (a) of Item 16I in Exhibit 15.4.

Required disclosures under paragraph (b) of Item 16I

With respect to the disclosures required under paragraph (b)(2) and (b)(3) of Item 16I, the Company has relied on the materials and information as set forth in submission under paragraph (a) of Item 16I discussed above, including register of members, the Public Filings and inquiry with certain shareholder as to the government ownership or support, to form the basis for the Company to draw the conclusion in its disclosure in response to paragraph (b)(2) and (b)(3) of Item 16I.

7. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully advises the Staff that in preparation of its required disclosures under paragraph (b)(4) of Item 16I of Form 20-F, the Company has reviewed publicly available information and its internal records and further conducted inquiries to the members of the board of directors of the Company and its consolidated operating entities to determine whether each of such individuals is an official of the Chinese Communist Party. In connection with such review and inquiries, the Company did take into consideration such individuals’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party, based on information provided by the applicable individuals to the Company. The Company did not rely upon third-party certifications such as affidavits as the basis for disclosure and did not believe such third-party certifications were either available or necessary to its determination. After taking the foregoing steps, nothing has come to the Company’s attention suggesting that any such individual is an official of the Chinese Communist Party or has any memberships or affiliations that could reasonably result in such individual being considered an official of the Chinese Communist Party. Accordingly, the Company re-confirms that to the best of its knowledge, as of the date of the 2022 Annual Report, none of the members of board of directors of the Company or each of the Company’s consolidated operating entities was an official of the Chinese Communist Party.

8. We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), (b)(4), and (b)(5) are provided for your “material operating entities.” Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

•	With respect to (b)(3), (b)(4), and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

The Company respectfully advises the Staff that its consolidated operating entities are organized or incorporated in mainland China, Hong Kong, the British Virgin Islands, the Cayman Islands, Japan and Indonesia.

With respect to (b)(2), as of the date of the 2022 Annual Report, none of the shares of the Company or any of the Company’s consolidated operating entities was owned by any governmental entity in the jurisdiction in which the Company or such operating entities are incorporated or otherwise organized. With respect to (b)(3), no governmental entity in the applicable foreign jurisdiction with respect to the Company’s registered public accounting firm has a controlling financial interest in the Company or any of the Company’s consolidated operating entities. With respect to (b)(4) and (b)(5), please refer to the Company’s responses to the Staff’s Comments No.7 and No.9, respectively.

9. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge”. Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company respectfully submits that as of the date of the 2022 Annual Report, the then effective memorandum and articles of association of the Company and the articles of incorporation (or equivalent organizing document) of each of the Company’s consolidated foreign operating entities did not contain any charter of the Chinese Communist Party, including the text of any such charter. Please note that this statement is being made without “best knowledge” qualification as indicated in the Staff’s comment.

Notes to the Consolidated Financial Statements

1.2 Organization and Principal Activities

Risks in relation to the VIEs, page F-14

10. We note your statement that "if the restrictions and prohibitions on foreign invested enterprises included in the Draft FIE Law are enacted and enforced in their current form, the Company’s ability to use the Contractual Arrangements and the Company’s ability to conduct business through them could be severely limited." Please update this disclosure to reflect the enactment of the Foreign Investment Law or advise us. It appears you should address any uncertainties regarding interpretation and implementation of the enacted law as it applies to your VIEs.

The Company respectfully advises the Staff that it proposes to revise the referenced disclosures as follows in its 2023 Annual Report (with additions underlined).

“On January 19, 2015, the Ministry of Commerce of the PRC (the “MOFCOM”), released for public comment a proposed PRC law, the Draft FIE Law, that appears to include Consolidated VIEs within the scope of entities that could be considered as foreign invested enterprises, or FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing entities that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If the restrictions and prohibitions on foreign invested enterprises included in the Draft FIE Law are enacted and enforced in their current form, the Company’s ability to use the Contractual Arrangements and the Company’s ability to conduct business through them could be severely limited.

Furthermore, the Foreign Investment Law of the PRC adopted by the National People’s Congress on March 15, 2019 and its Implementing Regulation adopted by the State Council on December 26, 2019 became effective on January 1, 2020. Although the Foreign Investment Law does not explicitly classify such contractual arrangements as a form of foreign investment, the definition of “foreign investment” under such law is relatively broad and contains a catch-all provision so that foreign investment includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council,” without further elaboration on the meaning of “other means.” Uncertainty remains on how these rules will be interpreted and implemented and whether the Group’s corporate structure could be found to violate current foreign investment rules as the Company adopt the contractual arrangements with the VIEs to operate certain businesses in which foreign investors are prohibited from or restricted in investing. If the Company fails to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, the Group’s ability to consolidate the VIEs’ results in the Group’s consolidated financial statements, could be materially and adversely affected.”

2.24 Revenue Recognition, page F-25

11. Tell us how you considered disaggregating advertising revenue apart from revenue from online music services. In this regard, we note you addressed it separately in your earnings calls and Forms 6-K. Refer to paragraph 114 of IFRS 15.

The Company respectfully advises the Staff that in preparation of its disclosures of disaggregated revenue under paragraph 114 of IFRS 15, the Company has taken into consideration the financial significance of each revenue streams for financial performance evaluation or resources allocation decision of the Company. Advertising revenue, as included in the online music services, did not represent a material portion of the Group’s total revenues, accounting for less than 10% of the total revenues of the Group for both 2021 and 2022. Nonetheless, revenues from advertising continued to recover quarter-over-quarter in 2022 as previously disclosed in the Company’s quarterly earnings.

In response to the Staff’s comment, the Company respectfully advises the Staff that it currently expects the total advertising revenue to increase for the fiscal year ending December 31, 2023 and therefore, subject to the actual results of such advertising services, it proposes to separately disclose advertising revenue in its 2023 Annual Report to the extent material.

12. Please disclose your policies for recognizing sponsorship advertising revenue or advise us.

The Company respectfully advises the Staff that revenue recognition of sponsorship advertising revenue was consistent with other advertising revenues as disclosed in the 2022 Annual Report and it did not represent a separate revenue stream. The Company generates revenue from offering display and performance-based advertising on our platform, for which revenue is recognized ratably over the contract period of display based on a time-based measure of progress or is recognized based on the number of times that the advertisement has been displayed respectively. The Company determines the pricing arrangement based on various factors including form and size of the advertisements, level of sponsorship and popularity of the content. The policies of the advertising revenue recognition have been disclosed in Note 2.24 to the consolidated financial statements of the Company. The Company respectfully advise the Staff that it will continue to revisit and update the recognition policies based on the latest facts and circumstances of the business development of the Company.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter, please contact the undersigned or Li He (Tel: +852-2533-3306) and Kevin Zhang (Tel: +852-2533-3384) of Davis Polk & Wardwell LLP.

Sincerely yours,
Tencent Music Entertainment Group

By:	/s/ Min Hu
Name: Min Hu
Title: Chief Financial Officer

cc:	Li He
Davis Polk & Wardwell LLP